Mail Stop 3561

July 10, 2008

Robert Kremer
President and Chief Executive Officer
Michael Lambert, Inc.
121 Interpark Blvd., Suite 1204
San Antonio, Texas 78216

      Re: **Michael Lambert, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed June 20, 2008
              File No. 333-146517

Dear Mr. Kremer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note that the company has chosen to continue to rely on the S-B form requirements in accordance with the guidance set forth in SEC Release No. 33-8876 (December 19, 2007). Please be advised that if the registration statement has not been declared effective by August 4, 2008, the company will need to revise the registration statement to comply with the smaller reporting company requirements in Regulation S-K and Regulation S-X.

Prospectus Summary, page 5

2. We note your disclosure that 35,500 shares of common stock were purchased by the selling stockholders for $0.50 per share; however, the company discloses that the proceeds from such sales were $18,750. We calculate the proceeds (35,500 x 0.50) to be $17,750. Please revise or advise.

Description of Business, page 19
History, page 19

3. Please disclose in the second paragraph under this sub-heading, the company's
    relationship with www.watchnbuy.com.

4. We note the disclosure on page 21 that Ms. Terrazas, Ms. Buchanan and Ms. Sosa
    received warrants in connection for their services to the company. Please clarify
    if the warrants are the same securities and have the same terms as the options that
    have been granted to other parties for services rendered to the company. In
    addition, we note that the company's financial statements refer to warrants and do
    not refer to options. Please either use consistent terminology or clarify that the
    warrants and the options are the same securities. Please also disclose if Ms.
    Terrazas, Ms. Buchanan and Ms. Sosa are employed by KBK.

5. We note your response to prior comment 17 from our letter dated November 1,
    2007 relating to the article that appears on the company's website. Please provide
    us with additional analysis as to how the article is not being redistributed each
    time someone reads the article on the company's website.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24
Plan of Operations for the Next Twelve Months, page 25

6. We note that in several instances the company has described future intentions and
    plans with respect to the marketing and distribution of the handbags and other
    items of the company. Please include in an appropriate place how the company
    intends to fund such operations, and if such funds are not available, how the
    company would adjust its operating plan.

Liquidity and Capital Resources, page 27

7. We note the disclosure on page 28 that the company anticipates needing $50,000
    in order to fund operations for the next 12 months not including $55,422 needed
    to pay off the company's current liabilities. Please disclose the expected sources
    for these funds.

Selling Stockholders, page 38

8. Please disclose any material relationships each selling stockholder has or has had with the company.

Financial Statements
Note 1 – Summary of Significant Accounting Policies, page F-5
Stock Compensation, page F-5

9. Please tell us and expand your disclosure to clarify the measurement date used to measure the equity instruments issued to non-employees and how you determined the fair value of the equity instruments. It is not clear if there is a commitment for performance or if goods and services have been provided on the date the director approves the issuance. Further you disclose the value of the shares is equal to the quoted market price of the stock although you also currently disclose you do not have a public market for your common stock.

10. Please refer to prior comment 53 in our letter dated November 1, 2007. On page 30, 400,000 shares of common stock are disclosed as being issued in the year ended November 30, 2006 in consideration for services provided by Mr. Birmingham and Mr. Loev. Further, page 48 discloses another 100,000 shares issued in September 2006 to a consultant for services rendered in addition to the 400,000 shares issued. Please tell how these issuances relate to the 125,000 reported on the face of the Statement of Changes in Shareholders' Deficit on page F-3 and in Note 10 – Restatement.

Note 7 – Stock Warrants, page F-7

11. Please refer to prior comments 54 and 59 in our letter dated November 1, 2007. We note your response that the warrants vested immediately and were expensed in 2005 in accordance with FAS 123R. Please revise to provide the minimum disclosure required by FAS 123R including the service period as previously requested as well as the terms and conditions of the warrants. Further, please explain to us and revise to disclose how you determined the amount of the previously recognized expense to reverse and the basis for your accounting for the cancellation.

12. In the interim period ended May 31, 2007 you previously reported 510,000 warrants issued had been cancelled. Please explain what occurred between the previous agreement and November 30, 2007 such that only 435,000 warrants are now reported as being cancelled and explain how you accounted for that change.

13. We note on page 47 to 48 under Recent Sales of Unregistered Securities that 310,000 warrants were cancelled and 150,000 shares of common stock were cancelled. Please reconcile the disclosure on page 47 to 48 with the disclosure on page F-7 that discloses 435,000 warrants cancelled.

14. Please explain how you accounted for the cancellation of previously issued common stock and where you have reflected the cancellations in the financial statements. In this regard, we note 225,000 shares in fiscal 2006 and 150,000 shares in fiscal 2007 of common stock issued to consultants for services are noted as being cancelled due to the failure to complete services contemplated by the original issuance of the shares.

Interim Financial Statements

15. We note accounts receivable from related parties is substantially the same amount at February 29, 2008 as reported at November 30, 2007. Please advise us of the amounts collected subsequent to February 29, 2008 and disclose your policy regarding the valuation of accounts receivable.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David M. Loev
        The Loev Law Firm, PC